Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

March 1, 2016	NR 16-4

Alianza Minerals Shareholders Approve

Shares-for-Debt Settlement and Creation of Control Person

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) is pleased to report on the results of the Annual General and Special Meeting (the “Meeting”) held on February 29, 2016.

Results of Annual General and Special Meeting

At the Meeting, shareholders approved all resolutions put before them by management including the election of all director nominees, the appointment of the auditor, the approval of the Company's 10% rolling incentive stock option plan, the debt settlement with related party and the creation of a “control person”.

A total of 5,373,443 shares representing 39.00% of the issued capital were voted at the Meeting and no shares or proxies were disqualified.

Shareholders voted in favour of setting the number of directors at six and the following incumbent directors were re-elected: Jason Weber, Mark T. Brown, Marc Blythe, Craig Lindsay, Adrian Fleming and John R. Wilson.

Shares for Debt Settlement and “Control Person”

At the Meeting, the disinterested shareholders approved the shares-for-debt settlement with Pacific Opportunity Capital Ltd. (“Pacific”) related to the management fees as well as making Pacific a “control person” as a result of completing the shares-for-debt settlement by issuing 2,000,000 common shares at a price of $0.15 per share to Pacific.  Mark T. Brown, a director of the Company, exercises control and direction over Pacific.

The Company will file the final paperwork regarding the shares-for-debt settlement and the creation of a “control person” with the TSX Venture Exchange.  Any securities to be issued by the Company pursuant to the shares-for-debt settlement will be subject to a 4-month hold period.

Following the shares-for-debt settlement, Pacific will beneficially own, directly and indirectly, an aggregate 3,660,300 common shares, representing approximately 23.2% of the issued and outstanding common shares of the Company.  Pacific together with Mark Brown will jointly own, directly or indirectly, an aggregate 4,668,300 common shares, representing approximately 29.6% of the issued and outstanding common shares of the Company. Percentage ownership amounts are prior to the completion of the private placement financing.

Appointment of Officers

Following the Meeting, the board of directors re-appointed Jason Weber as the President and CEO and Winnie Wong as the CFO and Corporate Secretary.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focusing on gold and copper exploration in Latin America and Nevada.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

To learn more visit: www.alianzaminerals.com

Forward Looking Information

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects" and similar expressions. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the Shares-for-Debt Transaction, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are risks detailed from time to time in the filings made by the Company with securities regulations.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. As a result, the Company cannot guarantee that any forward-looking statement will materialize and the reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward-looking statements as expressly required by Canadian securities law.

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.